UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 239th MEETING OF THE FISCAL COUNCIL OF

TELEFÔNICA BRASIL S.A., HELD ON JANUARY 28th, 2025

1.	DATE, TIME AND VENUE: On January 28th, 2025, at 3:00 p.m. (São Paulo local time), held virtually, as provided for by article 16, first paragraph of the Internal Regulations of the Fiscal Council of Telefônica Brasil S.A. (“Company”).

2.	CALL NOTICE AND ATTENDANCE: the call was made in accordance with the Company’s Bylaws. The members of the Company’s Fiscal Council, who subscribe these minutes, were present, establishing quorum for the installation of the meeting. The Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, also attended the meeting as Secretary.

3.               AGENDA AND RESOLUTION: After examining and discussing the matters on the Agenda, the members of the Fiscal Council unanimously decided the following:

3.1.        Proposal to reverse split all common shares issued by the Company and subsequently split them, without changing the value of the Company's capital stock, and the consequent amendment and consolidation of the Bylaws.

The proposal to reverse split all of the common shares issued by the Company, in the proportion of 40 (forty) shares to 1 (one) share, and subsequent split, so that 1 (one) grouped share corresponds to 80 (eighty) shares, without changing the value of the Company's capital stock, but only the total number of shares (“Operation”), with the Article 5, caput, of the Company’s Bylaws to be amended to reflect the new amount of shares into which the Company's capital stock is divided, was submitted.

It was made clear that the Operation aims to provide greater liquidity to the shares issued by the Company and, consequently, improve the process of forming its price by increasing the quantity of outstanding shares effectively negotiated and adjusting its price. In addition, the Operation aims to: (a) reduce operational and administrative costs resulting from the current configuration of the Company's shareholder base; (b) provide greater efficiency in managing its shareholder base; (c) improve the efficiency of book-entry share registration and custody systems, (d) enhance the provision of information and communication, improving the service to shareholders, and (e) provide greater efficiency in distributing proceeds to the Company's shareholders.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 239th MEETING OF THE FISCAL COUNCIL OF

TELEFÔNICA BRASIL S.A., HELD ON JANUARY 28th, 2025

The proposal for the Operation considers the implementation according to the following procedures:

(i)	The authorization for the Company’s Executive Board to define the date to start the procedures to implement the Operation, which should be within a period of 6 (six) months from the date of the ESM.
(ii)	Once the Executive Board defines the date to start the procedures to implement the Operation, a period of not less than 30 (thirty) days will be determined for the shareholders holding common shares of the Company to, if necessary, aggregate their shares into whole lots in multiples of 40 (forty), at their own discretion ("Position Adjustment Period").
(iii)	After the end of the Position Adjustment Period, any fractional shares held by shareholders who have not adjusted their position in multiples of 40 (forty) shares will be grouped into whole numbers and sold at auction, to be held at B3 S.A. - Brasil, Bolsa e Balcão on behalf of the holders of the fractions. The net proceeds from the sale of these shares will be proportionally distributed among all holders of the fractional shares, on a date and in a manner to be informed in due course by the Company, with amounts belonging to unidentified holders being held at the Company for the legal period, for collection by the respective holder upon proper identification and update of registration information.

The proposal, to be submitted to the ESM, considers that the Operation: (i) will be applied to all Company shareholders, (ii) will not result in a change in the value of Company's share capital, (iii) will not modify the rights conferred by the Company's issued shares to its holders; and (iv) will not imply a change in the total amount of securities of the Company traded on the American stock market (American Depositary Receipt - "ADR"), resulting only in the change, alongside the execution of the Operation, of the number of shares composing each ADR, with 1 (one) ADR then representing 2 (two) common shares issued by the Company.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 239th MEETING OF THE FISCAL COUNCIL OF

TELEFÔNICA BRASIL S.A., HELD ON JANUARY 28th, 2025

Considering all clarifications provided during the meeting, the members of the Fiscal Council unanimously expressed a favorable opinion regarding the approval of the proposed Operation, as presented above, and consequently, the alteration of the Company's Bylaws, to be deliberated at the Extraordinary Shareholders’ Meeting, in accordance with the Corporation Law, issuing their opinion, which will be filed at the Company's headquarters and attached to these minutes.

4.	CLOSING: there being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, January 28th, 2025.

_______________________________	_______________________________
Gabriela Soares Pedercini	Stael Prata Silva Filho

_______________________________	_______________________________
Luciana Doria Wilson	Nathalia Pereira Leite Secretary

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 239th MEETING OF THE FISCAL COUNCIL OF

TELEFÔNICA BRASIL S.A., HELD ON JANUARY 28th, 2025

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in exercise of their legal duties and responsibilities, as provided for in Article 163 of Law No. 6,404/1976, at a meeting held on January 28th, 2025, proceeded to examine and analyze the proposals (i) of reverse split all common shares issued by the Company, in the proportion of 40 (forty) shares to 1 (one) share, and subsequent split, so that 1 (one) grouped share corresponds to 80 (eighty) shares, without changing the value of the Company's capital stock, but only the total number of shares (“Operation”); and (ii) consequently, amend Article 5º, caput, of the Company’s Bylaws, to reflect the new amount of shares into which the Company's capital stock is divided, and considering the information provided by Telefônica Brasil’s Executive Board, express, unanimously, a favorable opinion for the submission of said proposal to an extraordinary shareholders’ meeting of the Company, in accordance with Law 6,404/1976.

São Paulo, January 28th, 2025.

Gabriela Soares Pedercini	Luciana Doria Wilson	Stael Prata Silva Filho
Fiscal Council Member (effective)	Fiscal Council Member (effective)	Fiscal Council Member (effective)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	January 29, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director